SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ----------------

                                Schedule TO

         Tender offer statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (Amendment No. 1)

                          Prime Group Realty Trust

                     (Name of Subject Company (issuer))

                                 Cadim inc.


                    (Names of Filing Persons (offerors))

       Common Shares of Beneficial Interest, Par Value $.01 Per Share


                                74158J 10 3
                               (CUSIP Number)

                                 Gwen Klees
                            Senior Legal Counsel
                                 Cadim Inc.
                     800, Square Victoria, Bureau 4400
                              Case postale 118
                          Montreal, Quebec H4Z 1B7
                               (514) 875-3360

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  Copy to:

                   Edward J. Schneidman and John R. Sagan
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                        Chicago, Illinois 60603-3441
                               (312) 782-0600

                         CALCULATION OF FILING FEE

===============================================================================
         Transaction Valuation                  Amount of Filing Fee
-------------------------------------------------------------------------------
            Not Applicable                          Not Applicable
-------------------------------------------------------------------------------




[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    N/A       Filing Party:           N/A

         Form or Registration No.:  N/A       Date Filed:             N/A


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [X]  third-party tender offer subject    [ ] going-private transaction subject
      to Rule 14d-1.                           to Rule 13e-3.

 [ ]  issuer tender offer subject         [X] amendment to Schedule 13D under
      to Rule 13e-4.                          Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Cadim inc.
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                      (b) [x]
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             QUEBEC
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                             0
SHARES                                -----------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                  8,797,907*
REPORTING                             -----------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      0
                                      -----------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      8,797,907*
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,797,907*
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                              [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             38.9%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                             CO
-------------------------------------------------------------------------------

* On August 22, 2001, Cadim inc. ("Cadim"), Michael W. Reschke ("Reschke"), The Prime Group, Inc. ("PGI"), Primestone Investment Partners L.P. ("Primestone"), Prime Group VI, L.P. ("PLP"), PG/Primestone, L.L.C. ("PG LLC") and Prime Group Limited Partnership ("Prime LP" and together with PGI, Primestone, PLP and Reschke, sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding. By virtue of entering into the Memorandum of Understanding, Cadim may be deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement. On September 14, 2001 Cadim and the PGI Parties entered into an Amendment No.1 to Amended and Restated Support and Standstill Agreement (the "Amended PGI Standstill Agreement"). As a result, Cadim may be deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties. Cadim may be deemed to beneficially own (i) 134,881 common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Prime Group Realty Trust (the "Company") that Reschke owns and options to acquire 340,036 Common Shares within 60 days, (ii) 256,572 Common Shares and 47,525 common units of limited partner interest of Prime Group Realty, L.P. (the "Common Units"), which are exchangeable on a one-for-one basis for Common Shares at any time (or at the Company's election, the cash equivalent value) held by PLP, (iii) 74,000 Common Shares directly held by Prime LP, and (iv) 7,944,893 Common Units held by Primestone. The filing of this statement on Schedule TO shall not be construed as an admission that any such person is, for purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

Item 6.      Purposes of the Transaction and Plans or Proposals.

         On October 10, 2001, Cadim submitted to the PGI Parties a letter (the "Letter") whereby Cadim confirmed its decision to withdraw its offer that Cadim and PGI acquire the Company on the terms and subject to the conditions outlined in an Amended and Restated Memorandum of Understanding, dated August 30, 2001 by and among Cadim and the PGI Parties (the "MOU"), and that Cadim is unwilling to proceed further with negotiations with the Company relating to an acquisition of the Company at a price of $14.50 per share. In the Letter, Cadim and the PGI Parties agreed, among other things, to release each of Cadim and the PGI Parties from all exclusivity provisions set forth in the Amended PGI Standstill Agreement, and that the MOU was null, void and of no further legal effect except as otherwise provided for therein. The PGI Parties also agreed to release Cadim from certain confidentiality obligations set forth in the Amended PGI Standstill Agreement. The foregoing summary of the Letter is qualified in its entirety by reference to the Letter which is filed as Exhibit 99.1 hereto and is incorporated herein by this reference.


Item 12.     Exhibits

Exhibit No.            Description
----------             -----------

99.1 Letter from Cadim inc. to Michael Reschke and the Prime Group, Inc. dated as of October 10, 2001.